Exhibit 4.17

FORM OF SUB-SERVICING AGREEMENT

This Sub-Servicing Agreement (this “Agreement”) is made by and between General Electric Capital Corporation (“GE Capital”) and                                                  (“Provider”).

W  I  T  N  E  S  S  E  T  H

WHEREAS, GE Capital provides services to GE Money Bank (“Bank”) and its subsidiaries (“Banking Group”) pursuant to the Servicing Agreement by and between GE Capital and Bank, dated                    (“Master Servicing Agreement”); and

WHEREAS, the employees of Provider have many years of experience providing services for multi-state lending programs, and Provider has existing computer and other facilities necessary to provide services for such programs; and

WHEREAS, GE Capital has requested that Provider provide services to the Banking Group as a sub-servicer under the Master Servicing Agreement, and Provider has agreed to do so for appropriate compensation;

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, GE Capital and Provider hereby agree as follows:

ARTICLE I
SERVICES

1.1                                 Services. Provider agrees to provide services as requested by GE Capital in connection with customer service and collections activities that are usual and customary for the servicing of the Banking Group’s credit products (the “Services”), including the services listed on Exhibit ”A” hereto.

1.2                                 Performance Standards. Provider shall provide the Services at a level of performance, including timeliness and accuracy, that are equal to the industry standard for the Services provided and no less favorable than the level at which it provides comparable services for comparable portfolios.

1.3                                 Regulation. It is understood and agreed by the parties hereto that the performance of the Services is subject to regulation or examination by the Office of Thrift Supervision (“OTS”). Provider shall submit and furnish to the OTS such reports or other data as shall be required under applicable law and regulation. Provider shall, upon receipt of any such request, notify Bank, and prior to submission of any such reports or data shall provide Bank with copies of such submissions, unless otherwise provided by law or court order. Any transfer of customer information among Bank, Provider and other affiliates of Provider shall comply with applicable federal and state law and regulation.

1.4                                 Data Protection and Recovery.

(a)                                  Provider shall maintain in accordance with the back-up procedures maintained by Provider, duplicate copies of all records and data, except current work in process, necessary to enable the reconstruction of the data maintained by Provider in connection with the Services (“Program Data”), and to permit the Bank to continue its operations in the event of damage to or destruction of Provider’s data processing facilities. Provider shall maintain any other safeguards against the destruction, loss or alteration of any such Program Data or the interruption of data processing services which it employs in connection with its own data processing, or which shall be required under law or regulation applicable to the Banking Group or Provider.

(b)                                 Provider shall have in place a disaster recovery plan (“Disaster Recover Plan” or “Plan”) in relation to the Services rendered by Provider. The Disaster Recovery Plan shall comply in all respects with all applicable federal, state and local laws and shall include, but not be limited to, the following:

(i)                                     A brief description of the applications and components included in the Services that would likely be affected by a disaster that results in disruption of Services (“Disaster”) and any back-up or alternate capabilities;

(ii)                                  The resources which Provider would utilize to perform the Services in the event of any Disaster and the emergency service levels or the performance standards to be adhered by Provider in relation to the affected Services upon occurrence of any such Disaster;

(iii)                               The locations of the recovery center that Provider would utilize for provision of Services in the event of such Disaster (the “Primary Recovery Center”) and the location of an alternate recovery center (the “Secondary Recovery Center”) that Provider would use if the Primary Recovery Center is not available;

(iv)                              (a) Provider’s recovery responsibilities; (b) contact listings of key personnel; (c) identification of recovery teams; (d) recovery scenarios; (e) criteria for disaster recovery; (f) names of individuals authorized by each party to act on its behalf in the event of Disaster; (g) calendar for testing of the Disaster Recovery Plan; and (h) notification and escalation procedures; and

(v)                                 Procedures entailing transfer of Services to one or more designated Customer contact sites.

Provider shall make necessary arrangements and provide requisite infrastructure to test the Disaster Recovery Plan periodically. Provider, in coordination with the Bank, shall review and, if necessary, update the Plan on an annual basis or upon request of Bank. No changes will be made to the Plan unless such changes are approved in writing by both Provider and Bank. Provider shall provide a representative (“Disaster Recovery Coordinator”) knowledgeable about disaster recovery planning and the Plan to serve as a single point of contact for Disaster-recovery-related communications and activities of Bank. The Disaster Recovery Coordinator shall be responsible for the maintenance of the Plan and shall ensure safe storage and distribution of copies thereof to the following locations and individuals:  (A) off-site vital record storage and (B) designated personnel of Bank.

Provider, in cooperation with Bank, shall test and evaluate the Disaster Recovery Plan at mutually agreed intervals to ensure that it remains predictable, effective and current. All disaster recovery testing and evaluation shall be conducted by Provider in consultation with Bank, and Provider shall provide Bank with at least fourteen (14) days’ prior written notice before conducting any test in relation to the Plan. Without limiting the foregoing, Bank shall have the right to have its employees, agents and representatives present at, and monitoring, each such test of the Plan. Provider shall provide Bank with a preliminary report of results following each Disaster recovery test within twenty-four (24) hours, and a detailed report within forty-eight (48) hours following the completion of such test. If the preliminary report or the detailed report identifies any problems or issues, Provider shall conduct such additional tests and/or investigation as Bank may request.

In the event of a Disaster, in addition to performing Disaster recovery in accordance with the Disaster Recovery Plan, Provider shall immediately (X) notify Bank of the nature and extent of the Disaster and the location of the Primary Location Center; (Y) if the actual recovery center is a center other than the Primary Recovery Center, immediately notify Bank by telephone of the reasons why the Primary Recovery Center is not available; and (Z) take action to transfer the affected Services to the Primary Location Center/Secondary Recovery Center in accordance with the Disaster Recovery Plan.

(c)                                  Except as may be provided in a Disaster Recovery Plan and Section 7.13, the occurrence of a Disaster shall not relieve Provider of its obligation to perform the Services in accordance with the terms hereof.

1.5                                 Risk of Data Loss. Should any Program Data be lost or destroyed due to any negligent act or omission of Provider or any other breach of the security obligations of this Agreement, Provider will be responsible at its own expense for the prompt reconstruction of such Program Data with high priority allocation of time and resources to complete the regeneration as quickly as possible.

1.6                                 Record Security.

(a)                                  Provider shall not use any information received from the Banking Group or obtained as a result of Services performed for the Banking Group except as necessary in the ordinary course of business to perform Services hereunder. Provider shall implement appropriate administrative, technical, and physical safeguards and other appropriate measures to protect the security, confidentiality and integrity of information received from the Banking Group or in connection with the Services provided on behalf of the Bank. These measures shall be designed to ensure the security and confidentiality of such information, protect against any anticipated threats or hazards to the security or integrity of such information, and protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any consumer.

(b)                                 Provider shall keep and maintain originals or duplicates of all necessary records relating to all Services performed and shall provide such records to the Banking Group upon request. Provider shall provide the Banking Group with access to the Program Data during all such times as the Program Data is available to Provider and to all documents and records maintained by Provider on behalf of the Banking Group pursuant to the performance of the Services.

(c)                                  Provider agrees to comply with vendor security requirements (the “Bank Security Requirements”) issued and updated from time to time under Bank’s information security program. However, if Provider does not or cannot comply with any provision contained in any update to the Bank Security Requirements other than because of lack of an agreement to share any additional expenses to be incurred by Provider to meet or comply with such update, then Bank shall have the option to terminate this Agreement in accordance with Section 4.3 below.

(d)                                 Provider shall notify GE Capital immediately following discovery or notification of any actual or threatened breach of security of the systems maintained by Provider that maintain information received from the Banking Group or obtained as a result of Services performed for the Banking Group. Provider agrees to take action immediately, at its own expense, to investigate the actual or threatened breach, to identify and mitigate the effects of any such breach and to implement reasonable and appropriate measures in response to such breach. Provider also will provide GE Capital with all available information regarding such breach so that it may assist Bank in implementing its information security response program and, if applicable, in notifying affected consumers. For the purposes of this subsection (d), the term “breach of security” or “breach” means the unauthorized access to or acquisition of any record containing personally identifiable information relating to a consumer who is a customer of Bank, whether in paper, electronic, or other form, in a manner that renders misuse of the information reasonably possible or that otherwise compromises the security, confidentiality, or integrity of the information.

(e)                                  Provider will use reasonable measures designed to properly dispose of all records containing personally identifiable information relating to consumers who are customers of Bank, whether in paper, electronic, or other form, including adhering to policies and procedures that require the destruction or erasure of electronic media containing such personally identifiable information so that the information cannot practicably be read or reconstructed.

1.7                                 Cooperation With Inspections. Provider shall permit the inspection of the records and Program Data of the Banking Group maintained by Provider at all reasonable times during business hours of Provider, by Bank or its representatives, including, without limitation, independent certified public accountants engaged by Bank, or by state or federal regulatory agencies with jurisdiction over Bank, to permit compliance with reporting and disclosure requirements of federal and state regulatory agencies and federal and state laws. Provider shall cooperate fully with the Bank to enable the Bank and its agents to audit the activities, records and accounts of Provider in connection with the Services provided under this Agreement. Provider shall also cooperate fully with any governmental agencies auditing or examining the Bank and shall make available to such agencies its records and accounts in connection with Services provided under this Agreement.

1.8                                 Reporting Requirements. Provider will provide to Bank all requested reports including, but not limited to accounting of expenses, performance of portfolios including, but not limited to, volume, approval rates, delinquency, yield and other financial reporting, as required.

1.9                                 Limitation on Decision Making Authority. Bank shall retain all decision making authority in the areas of underwriting, credit decisions, finance charge adjustments, changes with economic impact to any particular program and changes to strategies previously approved by Bank.

1.10                           Covenants of Provider. Provider hereby covenants to do the following during the term of this Agreement:

(a)                                  Provider shall perform its obligations hereunder in a timely manner and with due care.

(b)                                 Provider shall comply with all applicable federal, state and local laws, rules and regulations, including, but not limited to, FDIC and OTS regulations, the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Credit Billing Act and the Fair Debt Collection Practices Act.

(c)                                  Provider shall cooperate with the Banking Group and any retailers, dealers, associations and manufacturers for whom the Banking Group establishes programs and shall use its best efforts promptly to resolve all customer disputes.

(d)                                 Provider shall perform all Services in accordance with specific directions, guidelines, and criteria established by the Banking Group and shall have no discretion in applying or waiving such directions, guidelines, and criteria.

(e)                                  Provider shall have no authority hereunder or implied to contract on behalf of the Bank with any third parties and shall not hold itself out as having such powers or authority. Provider shall forward all offers made to the Bank by third parties to officers or employees of the Bank for acceptance or rejection.

(f)                                    Provider shall provide the Bank with a list of its servicing facilities, the state(s) in which such facilities are found and the Services performed at each such location, and shall not relocate facilities or services without the prior written consent of the Bank.

(g)                                 When performing Services in connection with collecting debts owed the Bank, Provider shall not hold itself out as an agent of the Bank, but rather shall hold itself out as an independent contractor collecting debts owed to the Bank.

(h)                                 Provider shall comply with the GE Integrity, Spirit and Letter Policy.

1.11                           Securitization Cooperation. Provider acknowledges that Bank may from time to time (i) enter into one or more financing transactions or securities offerings that are payable from or secured, directly or indirectly, by all or a portion of the receivables or mortgage loans arising from Bank’s Programs, (ii) sell or otherwise transfer of all or a portion of the receivables or mortgage loans arising from Bank’s Programs or (iii) enter into other securitization, secured loan, financing or similar transaction involving all or a portion of the receivables or mortgage loans arising from Bank’s Programs (any of the foregoing transactions, a “Securitization”). Provider agrees to take such actions to assist Bank in connection with any Securitization of such receivables or mortgage loans as Bank may reasonably request, including the preparation of any servicer statements, reports to security holders or other reports as may be required to be delivered by Bank pursuant to any servicing agreement entered into by Bank in connection with a

Securitization. Without limiting the generality of the foregoing, Provider shall promptly furnish to Bank or any of its affiliates participating in a Securitization of such receivables or mortgage loans, from time to time, any and all reports, certifications, records, attestations and any other information necessary in the good faith determination of Bank, to permit Bank or any of its affiliates participating in a Securitization to comply with the provisions of Regulation AB under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including without limitation, such reports, assessments and attestations as may be required to be delivered in accordance with Rules 13a-18 and 15d-18 of the Exchange Act and Items 1122 and 1123 of Regulation AB.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

2.1                                 Representations and Warranties of GE Capital  GE Capital hereby represents and warrants to Provider, as of the date hereof:

(a)                                  It is a Delaware corporation, duly organized, and validly existing in good standing under the laws of the State of Delaware and has full corporate power and authority to execute, deliver, and perform its obligations under this Agreement; the execution, delivery, and performance of this Agreement have been duly authorized, and are not in conflict with and do not violate any law or regulation applicable to GE Capital, or the terms of the articles or bylaws of GE Capital and will not result in a breach of or constitute a default under or require any consent under any indenture, loan, or agreement to which GE Capital is a party;

(b)                                 All approvals, authorizations, licensees, registrations, consents, and other actions by, and notices to, and filings with any person that may be required in connection with the execution, delivery, and performance of this Agreement by GE Capital, have been obtained;

(c)                                  There is no material claim nor any material litigation, proceeding, arbitration, investigation, or controversy pending, to which GE Capital is a party, that would adversely affect this Agreement; no such claim, litigation, proceeding arbitration, investigation, or controversy has, to GE Capital’s knowledge, been threatened or is contemplated; to GE Capital’s knowledge, no facts exist which would provide a basis for any such claim, litigation, proceeding, arbitration, investigation, or controversy; and GE Capital is not subject to any agreement with any regulatory authority with respect to its operations adversely affecting this Agreement.

(d)                                 GE Capital is not insolvent.

2.2                                 Representations and Warranties of Provider. Provider hereby represents and warrants to Bank, as of the date hereof:

(a)                                  Provider is a                                   , duly organized, and validly existing in good standing under the laws of the State of                       and has full power and authority to execute, deliver, and perform its obligations under this Agreement; the execution, delivery, and performance of this Agreement have been duly authorized, and are not in conflict with and do not violate any law or regulation applicable to Provider, or the terms of the articles of organization, operating agreement or bylaws of Provider and will not result in a breach of or constitute a default under or require any consent under any indenture, loan, or agreement to which Provider is a party;

(b)                                 All approvals, authorizations, licensees, registrations, consents, and other actions by, and notices to, and filings with, any person that may be required in connection with the execution, delivery, and performance of this Agreement by Provider, have been obtained;

(c)                                  There is no material claim nor any material litigation, proceeding, arbitration, investigation, or controversy pending to which Provider is a party, that would adversely affect this Agreement; no such claim, litigation, proceeding arbitration, investigation, or controversy has, to Provider’s knowledge, been threatened or is contemplated; to Provider’s knowledge, no facts exist which would provide a basis for any such claim, litigation, proceeding, arbitration, investigation, or controversy; and Provider is not subject to any agreement with any regulatory authority with respect to its operations adversely affecting this Agreement.

(d)                                 Provider is not insolvent.

ARTICLE III
INDEMNIFICATIONS

3.1                                 Indemnification of Provider. GE Capital shall indemnify Provider and its directors, officers, employees and agents (“Provider Indemnified Parties”) and hold each of them harmless from and against and defend against, any and all claims, damages, losses, penalties, expenses, costs and/or liabilities (including attorneys’ fees and court costs) that are caused by or result from any negligent or willful act or omission of GE Capital in the course of or related to its performance or obligations hereunder and, to the extent they are not caused by or the result of the willful misconduct or gross negligence, or violation of applicable law by Provider. GE Capital’s obligation to indemnify any Provider Indemnified Party will survive the expiration or termination of this Agreement by either party for any reason.

3.2                                 Indemnification of GE Capital. Provider shall indemnify GE Capital and its directors, officers, employees and agents (“GE Capital Indemnified Parties”) and hold each of them harmless from and against and defend against, any and all claims, damages, losses, penalties, expenses, costs and/or liabilities (including attorneys’ fees and court costs) that are caused by or result from any negligent or willful act or omission of Provider in the course of or related to Provider’s performance or obligations hereunder and to the extent they are not caused by or the result of the willful misconduct or gross negligence, or violation of applicable law by GE Capital. Provider’s obligation to indemnify any GE Capital Indemnified Party will survive the expiration or termination of this Agreement by either party for any reason.

3.3                                 Indemnification Process. GE Capital, on behalf of the GE Capital Indemnified Parties, and Provider, on behalf of the Provider Indemnified Parties, (each, an “Indemnified Party”) shall (i) promptly notify the party obligated to provide indemnification (the “Indemnifying Party”) of any matters in respect of which the indemnity may apply and of which the Indemnified Party has knowledge; (ii) give the Indemnifying Party full opportunity to control the response thereto and the defense thereof, including any agreement relating to the settlement thereof, provided that the Indemnifying Party shall not settle any such claim or action without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld or delayed); and (iii) cooperate with the Indemnifying Party, at the Indemnifying Party’s cost and expense in the defense or settlement thereof. The Indemnified Party may participate, at its own expense, in such defense and in any settlement discussions directly or through counsel of its choice on a monitoring, non-controlling basis. Notwithstanding the foregoing, the Indemnifying Party may not agree on the Indemnified Party’s behalf to a settlement involving anything other than the payment of money.

ARTICLE IV
TERM AND TERMINATION

4.1                                 Term. This Agreement shall become effective, without further action, as of                         , 200     (the “Effective Date”). This Agreement shall remain in effect until                         , 200    , and shall thereupon be automatically renewed for successive one-year terms until terminated in accordance with this Article IV.

4.2                                 Termination by Mutual Agreement; Termination Without Cause. This Agreement shall be terminated:

(a)                                  Immediately upon mutual written agreement of the parties, or if GE Capital or Provider is instructed to terminate the Agreement by the OTS; or

(b)                                 By either party without cause upon sixty (60) days’ written notice to the other party.

4.3                                 Termination Upon Default. The breach by either party of a material term or condition of this Agreement shall constitute an event of default (“Event of Default”). If such Event of Default is not cured by the defaulting party within thirty (30) days after delivery of written notice describing the Event of Default, then the nondefaulting party shall be entitled, at its sole election, to terminate this Agreement upon not less than thirty (30) days written notice to the other party.

4.4                                 Termination by Reason of Bankruptcy. In the event of the occurrence of any of the following events, each party shall have the right to terminate this Agreement immediately upon providing written notice to the other party:

(a)                                  The commencement of any bankruptcy, insolvency, reorganization, dissolution, liquidation of debt, receivership or conservatorship proceeding or other similar proceeding under federal or state bankruptcy, debtors relief, bank regulatory or other law by or against the other party; or

(b)                                 The suspension or termination of business or dissolution of, or the appointment of a receiver, conservator, trustee or similar officer to take charge of, a substantial part of the property of the other party.

4.5                                 Survival of Certain Obligations; Post-Termination Issues. Expiration or earlier termination of this Agreement for any reason shall not terminate the obligations described in this Section 4.5 or in Sections 1.7, 3.1, 3.2, 6.1, 6.2 or 7.1.

(a)                                  Transfer of Data and Cooperation in Transfer. Upon the expiration or earlier termination of this Agreement for any reason, Provider shall immediately deliver to Bank all files, records, and documents maintained by Provider on behalf of the Banking Group under this Agreement, and shall fully cooperate in the transfer of any servicing functions performed pursuant to this Agreement to a third party. Bank shall compensate Provider for such services to the same extent as if such services had been performed during the terms of this Agreement, and Provider shall perform such services according to such standards, including confidentiality, security, and accuracy, as were in effect during the term of this Agreement.

(b)                                 Continued Servicing upon Termination. If this Agreement is terminated pursuant to Section 4.2, Provider shall continue to provide the Services until such time as such servicing functions are transferred. The Bank shall pay Provider such reasonable fees with respect to any services provided by Provider pursuant to this Section 4.5(b) as are mutually agreed upon by the parties at the time.

(c)                                  Costs of Conversion Paid by Defaulting Party. If this Agreement is terminated pursuant to Section 4.3, the defaulting party shall be obligated to pay all costs associated with the transfer of any servicing function from Provider to a third party or to Bank.

(d)                                 Destruction of Files. Upon the expiration or earlier termination of this Agreement for any reason, Provider will destroy all duplicates of all files, records and documents maintained by Provider on behalf of the Banking Group under this Agreement which are not transferred to Bank pursuant to Section 4.5(a) and which Provider is not required to maintain pursuant to applicable law or regulation.

4.6                                 Assistance with Conversion. Upon any termination of this Agreement, Provider shall provide to the Bank all assistance reasonably necessary to enable the Bank to convert the accounts serviced hereunder to the processing system designated by the Bank and shall cooperate with the Banking Group in its efforts to effect such conversion at the earliest practicable date.

ARTICLE V
CONSIDERATION

5.1                                 Specific Fees. [GE Capital shall pay Provider for Services at a rate equal to Provider’s cost plus                 .]

5.2                                 Other Fees. By a writing signed by each party hereto, GE Capital and Provider may agree to the payment by GE Capital of additional fees to Provider in consideration of additional services to be performed by Provider from time to time for which no compensation is set forth herein.

5.3                                 Out-of-Pocket Expenses. GE Capital shall reimburse Provider for all reasonable out-of-pocket expenses incurred by Provider in the provision of the Services as mutually agreed upon in advance by the parties.

5.4                                 Price Guarantee. Provider and GE Capital acknowledge that it is the intent of each party that the Services shall be provided on terms and conditions and under circumstances that are at least as favorable to Provider as those GE Capital offers or would offer to nonaffiliated companies and as Provider could obtain from nonaffiliated companies. The parties therefore agree that if Provider at any time provides written evidence that the Services can be provided by Provider to a third party at a price offered in good faith that is higher than the price provided hereunder, Provider may increase the charge for such service or services to the price offered in good faith to such third party.

5.5                                 Payment. Within thirty (30) days after the end of each calendar month, or other period agreed between the parties, Provider shall provide GE Capital with an itemized report (in a form reasonably satisfactory to GE Capital), setting forth for that period all fees incurred pursuant to Section 5.1, 5.2 and 5.3. All payments due pursuant to such report shall be remitted by GE Capital within thirty (30) days of receipt by GE Capital of such report.

ARTICLE VI
CONFIDENTIALITY

6.1                                 Confidentiality. It is understood that, in the performance by Provider of the Services, Provider may have access to private or confidential information of the Banking Group and the Banking Group’s employees and customers, and that GE Capital may have access to confidential information regarding the operation of Provider’s computer systems. The parties agree that the Banking Group’s confidential information includes all non-public personal information regarding the Banking Group’s customers. Each party shall use that degree of care it exercises to protect its own private or confidential information to keep, and to have its employees and agents keep, any and all private or confidential information of the other party and the Banking Group strictly confidential and to use such information only for the purpose providing the Services or as otherwise agreed to by the other party. Each party acknowledges and agrees that in the event of a breach or threatened breach by it of the provisions of this Section, the other party will have no adequate remedy in money or damages and, accordingly, shall be entitled to an injunction against such breach. However, no specification in this Agreement of a specific legal or equitable remedy shall be construed as a waiver or prohibition against any other legal or equitable remedies in the event of a breach of any provision of this Agreement. Neither party shall provide any private or confidential information of the other party to third parties pursuant to an administrative or judicial subpoena, summons, search warrant or other governmental order without providing prior notice to such other party, unless otherwise provided by law or court order.

6.2                                 Limit of Confidentiality Obligations. Provider’s and GE Capital’s obligations and agreements under Section 6.1 hereof shall not apply to any information supplied that:

(a)                                  Was known to the receiving party prior to the disclosure by the other;

(b)                                 Is or becomes generally available to the public other than by breach of this Agreement; or

(c)                                  Otherwise becomes lawfully available on a nonconfidential basis from a third party who is not under an obligation of confidence to the other party.

ARTICLE VII
MISCELLANEOUS

7.1                                 Notices. Any written notice required or permitted to be given to the parties hereunder shall be addressed as follows:

If to GE Capital:

General Electric Capital Corporation

777 Long Ridge Road, Building B

Stamford, CT 06927

Attn:  Chief Financial Officer

If to Provider:

Attn.: Chief Financial Officer

All written notices shall be delivered in person or shall be sent by registered or certified mail, return receipt requested, and shall be deemed effective, seventy-two (72) hours after the same is mailed as provided above with postage prepaid. Notice sent by any other method shall be effective only upon actual receipt. The parties to this Agreement, by notice in writing, may designate another to whom notices shall be given pursuant to this Agreement.

7.2                                 Independent Contractor Status of Provider. The relationship of Provider to GE Capital under this Agreement is that of independent contractor. Nothing herein contained shall be construed as constituting a partnership, joint venture or agency between the parties hereto.

7.3                                 Assignment; Subcontracting. This Agreement shall not be assignable in whole or in part by Provider or GE Capital without the other party’s prior written consent, which shall not unreasonably be withheld, and any attempted assignment without such consent shall be void; except that Provider, upon written notice to GE Capital, may assign this Agreement or delegate any obligation of Provider under this Agreement to any parent, subsidiary or affiliate of Provider, and may or subcontract for the performance of the Services to any such party or any third party, with the capacity to provide any of the Services at a level of quality at least equal to that provided by Provider. Notwithstanding any such assignment, delegation or subcontract, Provider shall remain primarily liable for all of its obligations under this Agreement which are so assigned, delegated or subcontracted.

7.4                                 Waiver. No term or provision hereof will be deemed waived, and no variation of terms or provisions hereof shall be deemed consented to, unless such waiver or consent shall be in writing and signed by the party against whom such waiver or consent is sought to be enforced. Any delay, waiver or omission by Provider or GE Capital to exercise any right or power arising from any breach or default of the other party in any of the terms, provisions or covenants of this Agreement shall not be construed to be a waiver by Provider or GE Capital of any subsequent breach or default of the same or other terms, provisions or covenants on the part of the other party.

7.5                                 Successors. Subject to the restrictions on assignment contained herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

7.6                                 Compliance With Laws and Regulations. Each party agrees that it will obtain all licenses and other governmental authorizations and approvals required for the performance of its obligations under this Agreement and will perform its obligations hereunder in accordance with all applicable federal, state and local laws, rules and regulations now or hereafter in effect.

7.7                                 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to choice-of-law principles, and applicable federal law.

7.8                                 Headings Not Controlling. Headings used in this Agreement are for reference purposes only and shall not be deemed a part of this Agreement.

7.9                                 Entire Agreement. This Agreement constitutes the only agreement between the parties hereto relating to the subject matter hereof, except where expressly noted herein, and all prior negotiations, agreements and understandings, whether oral or written are superseded or canceled hereby.

7.10                           Arm’s-Length Agreement. The parties hereto acknowledge that the terms of this Agreement are substantially the same as, or at least as favorable to Provider, as those prevailing as of the Effective Date for comparable transactions with or involving other nonaffiliated companies and, in the absence of comparable transactions, on terms at least as favorable to Provider as GE Capital in good faith would offer to nonaffiliated companies.

7.11                           Modification. This Agreement may not be amended or modified except in a written document signed by both parties.

7.12                           Severability. If any provision of this Agreement is declared or found to be illegal, unenforceable or void, this Agreement shall be construed as if not containing that provision, the rest of the Agreement shall remain in full force and effect, and the rights and obligations of the parties hereto shall be construed and enforced accordingly.

7.13                           Force Majeure. Neither party shall be liable for any loss, injury, damages, delay in performance or failure to perform any obligation under this Agreement to the extent such loss, injury, damages, delay or failure to perform is the result of causes beyond the control of that party and is without its fault or negligence, including, but not limited to, acts of God, labor disputes, governmental regulations or orders, civil disturbance, war conditions, terrorist acts, riots, explosions, fires or the result of a failure by the other party to satisfy its obligations under this Agreement, except to the extent such loss, injury, damages, delay or non-performance is the result of any failure of Provider to comply with its obligations set forth in the Disaster Recovery Plan.

Upon occurrence of any force majeure event, Provider shall render the Services in accordance with the emergency service levels and other conditions as detailed in the Disaster Recovery Plan. If Provider is unable to render the Services in accordance with the emergency levels or performance standards detailed in the Disaster Recovery Plan for a period greater than ten (10) days, GE Capital shall be entitled to terminate the affected Services of this Agreement, by giving seven (7) days prior written notice to Provider before performance has resumed. In such event neither party shall have any liability to the other, other than GE Capital’s liability to pay for Services rendered prior to the effective date of termination.

7.14                           Insurance. Provider shall obtain and maintain all insurance coverage of types and in the amounts required by applicable law and dictated by prudent business practices in connection with the performance of this Agreement and will provide a certificate of insurance to GE Capital for any such policy upon request. Provider shall notify GE Capital promptly in writing of any material changes in the insurance coverage obtained and maintained by Provider in accordance with this Section 7.14.

7.15                           Customer Complaints. Unless otherwise instructed by Bank, Provider shall forward all complaints it receives from any Banking Group customer to Bank.

7.16                           Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be deemed to constitute but one and the same instrument.

IN WITNESS WHEREOF, GE Capital and Provider have hereunto set their hands as of the       day of                             , 200  .

GE CAPITAL CORPORATION

By:

Title:

By:

Title:

Exhibit A

Services

[INSERT APPLICABLE SERVICES FROM LIST BELOW]

ACTIVITY (as applicable)

Customer/Loan Servicing	Audit/Review Processes as directed by Management
Autopays
Balance Pmts & Rejects
Collateral (Security) Filing follow up & Release
Credit Bureau Reporting
Customer Care Calls
Deferral/Waiver of Servicing fees (e.g. late fees, NSF fees, etc.)
Deposit Returns
Dispute Resolution Processing (e.g. read letter, make decision, send letter, close dispute
Imaging of loan files
Insurance Settlement & Claims
Investigate Fraud Accounts
Itemize Account History
Key Entry
Key/Maintain Cardholder Database
Logging in DB
Lost/Stolen Account Transfer
Mail C/H Statement
Make Copies
Management of off-site storage of Loan files
Order Checks
Order Statements
Payment Preparation
Payment Processing
Payment Research
Plastics Processing
Process APS
Process CCC Queue
Process Dispute
Process Mail-in Requests for Information
Process Microfiche
Process Microfilm
Process NSF Checks
Process Pay-by-Phone Payments
Process prepaid finance charge refunds
Process Refund Credit Balances
Process Ret. Plastics & Stmts.
Process Returns from Accounting
Processing of Prepayment Penalties
Promo Adjustments – Batch
Promo Adjustments – Online
Promo Changes
Provide & Process Payoff Requests
Provide & Process Verification of Mortgage requests
Provide Amortization Schedules
Reading/Proofing/Typing Letters
Reallocating Payments

SAR Reporting
Screen Incoming Fraud Cases
Send System Merch. Letters
Service Account holder Calls
Sort & Distribute Mail
Validate ACDV
VRU Calls

Collections	Answer Voicemail/Telephone
Audit Reages
Audit/Bill Agencies
Audit/Review Processes as directed by Management
Bankruptcy Reporting
CCCS Proposals and Drops
Charge off Reporting
Collect Charge off Accounts
Delinquency Reporting
Drop Accounts from Hardship
Early Outs
Early Stage Delinquency Account Management
Evaluate Collateral
Hardship Correspondence
Issue Cashier Checks and Wires
Key Priority Grams
Late Stage Delinquency Account Management
Maintain Agency Accounts
Monitor Sold Accounts
Process Loan Account Modifications (e.g. deferrals, extensions, rate mod, etc.) pursuant to policy guidelines
Process Bankrupt Accounts, including Reaffirmations
Process Charge offs
Process Collateral Repossessions
Process Deceased Accounts
Process Foreclosures
Process Settlements
Process/Accept ACH payments
Process/Accept Pay-by-Phone payments
Provide, prepare, remit & retain default notices
Provide, prepare, remit & retain other notices & letters as required by program, state & federal law
Reage Accounts
Refund Fees/FC
Research/Review – Non Phone
Research/Review on Phone
Skip Tracing
Take Inbound Calls